EXHIBIT 99.1

Last Trading Day Inclusive Right to Shares in Yara in Connection with the Demerger

Assuming the successful consummation of the demerger later today, Wednesday 24 March 2004 is the last day the shares of Norsk Hydro ASA will be trading inclusive right to shares in Yara International ASA.

Each shareholder owning shares in Norsk Hydro ASA at the close of the trading day on 24 March 2004 will receive the same number of shares in Yara International ASA. The shares in Yara International ASA will be listed on Oslo Stock Exchange on 25 March 2004, and the shares in Yara International ASA received in connection with the demerger will be tradeable from this date.

The shares in Norsk Hydro ASA will be trading exclusive right to shares in Yara International ASA from 25 March 2004.

The Norsk Hydro ASA's ADRs, which are traded on the NYSE, will be trading exclusive the right to shares in Yara International ASA from 1 April 2004.

In connection with the demerger, the share capital of Norsk Hydro ASA will be reduced by NOK 448,722,527.60, from NOK 5,279,088,560 to NOK 4,830,366,032.40, through a reduction in the nominal value of the shares in Norsk Hydro ASA from NOK 20.00 to NOK 18.30.

The demerger will result in an increase in the share capital of Yara International ASA by NOK 434,441,932.60, from NOK 108,610,470.40 to NOK 543,052,403, through an issue of 255,554,078 new shares in Yara International ASA, each at nominal value of NOK 1.70.

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Contact   Peik Norenberg            Kjetil Bakken
Telephone (+47) 22 53 34 40         (+47) 22 53 23 13
Cellular  (+47) 91 76 15 56         (+47) 91 88 98 89
E-mail    Peik.Norenberg@hydro.com  kjetil.bakken@hydro.com